UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  June, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001-80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

SUMMARY OF AN ITEM OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JUNE 1, 2006

As secretary of the Board of Directors’ meeting, held on this date, I ATTEST that item 3 of the agenda, which is about the “ registration of the resignation of alternate member (Mr. Roberto Zurli Machado)”, from the Minutes of Contax Board of Directors’ Meeting held on June 1st, 2006, at 09:30 am, at the headquarters of its Controlling Company, Telemar Participações S.A, located at Praia de Botafogo, 300, 11th floor, room 1101 (part of), Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording:

“As to item 3 of the agenda, the Committee registered the receipt of the letter of resignation of alternate member of the Board of Directors, Mr. Roberto Zurli Machado, dated May 17, 2006, having the members of the Board thanked him for his work, being the position vacant until further resolution.”

The majority of the members of the Board of Directors attended the meeting and all the present members signed the Minutes for the Meeting: (s/s/) Otavio Marques de Azevedo – Chairman, Ronaldo Iabrudi dos Santos Pereira, Luiz Eduardo Falco Pires Corrêa, Sergio Mamede Rosa do Nascimento and Isabel S. Ramos Kemmelmeier – Members of the Board.

Rio de Janeiro, June 1, 2006.

Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.